SUPPLEMENT Dated October 28, 2010
To the Current Prospectus
dated April 30, 2010, as amended

ING Income Annuity

Issued By ING Life Insurance and Annuity Company
Through its Variable Annuity Account B

This supplement updates the prospectus. Please read this supplement carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Service Center at 1-800-238-6273.

The **"Assumed Annual Net Return Rate"** section on page 8 of the prospectus is deleted and replaced in its entirety with the following:

Assumed Annual Net Return Rate. If you select variable income payments we will apply an assumed annual net return rate of 3 1/2%. We reserve the right to also offer an assumed annual net return rate of 5%, in which case, you must select an assumed annual net return rate of either 5% or 3 1/2%. If you do not select an assumed annual net return rate, the default will be a 3 1/2% annual net return rate. **Currently, we are only offering an assumed annual net return rate of 3 1/2%.**

For contracts issued with an assumed annual net return rate of 5%, your first income payment will be higher, but subsequent payments will increase only if the investment performance of the subaccounts you selected is greater than 5% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 5%, after deduction of fees.

For contracts issued with an assumed annual net return rate of 3 1/2%, your first income payment will be lower, but subsequent payments will increase more rapidly and decline more slowly depending upon the investment performance of the subaccounts you selected.

For more information about selecting an assumed annual net return rate, call us for a copy of the SAI. See "Contract Overview - Questions: Contacting the Company."